TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

January 17, 2006

TSX Venture Trading Symbol:  TTA

NASD OTCBB Trading Symbol:  TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES AMENDMENT TO CONSULTING AGREEMENT

Titan Trading Analytics Inc. (Titan) announces an amendment to the January 12, 2006 release with respect to the consulting agreement with Tony Robinson.

Titan Trading USA has entered into a consulting agreement with Tony Robinson. Mr. Robinson will assist Titan Trading USA with foreign exchange trading and risk management.  Mr. Robinson formerly held the position of Chief Investment Officer with Attica Alternative Investments Ltd. (“Attica”).  Effective June 1, 2005, Mr. Robinson became a strategic adviser to Attica for their institutional clients but decided to leave Attica at the end of 2005 to become an independent investment consultant.  Five years ago, Mr. Robinson was one of the founding members of Attica, an institutional hedge fund group based in London, England, now managing in excess of 500 million Euros for European institutional investors.  Prior to working with Attica, Mr. Robinson was in charge of global asset allocation for institutional clients, administered by Lombard Odier, a well-known private bank based in Switzerland.  Before that, Mr. Robinson held the position of Global Equity Strategist for the Guardian Capital Group of Toronto, Canada.  He has a M.A. in Economics from Cambridge University.

Titan Trading USA, LLC is a wholly owned subsidiary of Titan Trading Analytics Inc.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.